SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Results
2021

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2021 results

São Paulo, March 24, 2022 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its **fourth quarter and year of 2021 results**. The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2020.

SBSP3: R$ 46.15/share
SBS: US$ 9.49 (ADR=1 share)
Total shares: 683,509,869
Market value: R$ 31.5 billion
Closing quote: 03/24/2022

SBSP B3 LISTED NM

SBS LISTED NYSE

R$ million

Revenue from sanitation services*
15,157.8
16,304.2
7.6%
Net operating revenue
17,797.5
19,491.0
9.5%
Costs, adm. & selling expenses and construction costs
13,426.9
15,393.7
14.6%
Adjusted EBITDA
6,421.8
6,372.7
0.8%
Adjusted EBIT
4,384.7
4,119.4
6.1%
Net income
973.3
2,305.9
136.9%
2020
2021

(*) Does not include construction revenue

1

Earnings Results 2021

Highlights

In 2021, the Company recorded a net income of R$ 2,305.9 million, compared to the R$ 973.3 million reported in 2020, an increase of R$ 1,332.6 million (+136.9%).

Adjusted EBITDA totaled R$ 6,372.7 million, a decrease of R$ 49.1 million from the R$ 6,421.8 million reported in 2020 (-0.8%).

Revenue from sanitation services

Increased by R$ 1,146.4 million, impacted by: (i) tariff adjustment; (ii) higher total volume, excluding the volumes from the Residential Social and Residential Favela categories that were exempt from paying the tariff in 2020; and (iii) higher average tariff due to the increase in the billed volume from the Commercial and Industrial categories.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 1,318.6 million, mainly due to the: (i) R$ 339.4 million increase in expenses with services; (ii) R$ 248.5 million increase in electricity expenses; (iii) R$ 216.2 million increase in depreciation and amortization expenses; (iv) R$ 212.9 million increase in general expenses; and (v) R$ 198.9 million increase in the allowance for doubtful accounts.

Compared to the increases above, personnel expenses remained flat year-on-year, increasing by only 0.3%, mainly due to the 5.4% decrease in the average number of employees, caused by employee terminations under the Knowledge Retention Program in 2020.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing fell by R$ 2,228.8 million, due to the lower appreciation of the U.S. dollar and the depreciation of the Japanese Yen against the Brazilian real in 2021, compared to the appreciation reported in 2020, as shown in the chart below:

	2021	2020
Debt in foreign currency - R$ thousand	3,296,153	3,547,862
Foreign currency debt as a percentage of total debt	19%	21%
U.S. variation in the year	7.4%	28.9%
Yen variation in the year	(3.9%)	35.7%

Operations in the municipality of Mauá

In June 2020, the Company entered into an agreement with the municipality of Mauá, starting operations in November. The impact of the agreement in 2020 was R$ 195.0 million in the revenue from sanitation services and a reversal of R$ 85.9 million in expenses, resulting in a negative variation of R$ 226.5 million year-on-year in 2021, as shown below:

				R$ million
Impacts of Mauá		2021	2020	Var.
	Revenue – Wholesale Agreement(1)	-	195.0	(195.0)
	Revenue - Retail(2)	99.2	10.8	88.4
(=)	Total revenue from sanitation services	99.2	205.8	(106.6)
	COFINS and PASEP	(7.2)	(14.6)	7.4
(=)	Net revenue	92.0	191.2	(99.2)
	Costs and expenses(3)	(45.1)	(3.7)	(41.4)
	Estimated losses with indemnification of assets(4)	-	85.9	(85.9)
(=)	Total Expenses	(45.1)	82.2	(127.3)
(=)	Net effect	46.9	273.4	(226.5)

1.	Non-recurring revenue in 2020 resulting from the formalization of the agreement
2.	Revenue referring to billing from retail operations
3.	Costs and expenses related to the beginning of operations (excludes indirect costs and expenses)
4.	Non-recurring reversal of estimated losses with asset compensation, due to the formalization of the agreement

2

Earnings Results 2021

Impacts from the COVID-19 pandemic

•	Increase of R$ 198.9 million (+44.7%) in the allowance for doubtful accounts, mainly from the higher delinquency recorded in 2021; and
•	Payment exemption for customers in the Residential Social and Residential Favela categories in 2020, estimated at R$ 125.0 million, offset in the Third Ordinary Tariff Revision in 2021.

1.	Financial Highlights

R$ million
		2021	2020	Var. (R$)%		4Q21	4Q20	Var. (R$)%
	Revenue from sanitation services	16,304.2	15,157.8	1,146.4	7.6	4,200.8	4,052.2	148.6	3.7
	Construction revenue	4,376.7	3,716.6	660.1	17.8	1,144.4	1,122.2	22.2	2.0
	(COFINS and PASEP / TRCF) taxes	(1,189.9)	(1,076.9)	(113.0)	10.5	(281.4)	(290.2)	8.8	(3.0)
(=)	Net operating revenue	19,491.0	17,797.5	1,693.5	9.5	5,063.8	4,884.2	179.6	3.7
	Costs and expenses	(11,115.4)	(9,796.8)	(1,318.6)	13.5	(3,050.4)	(2,477.5)	(572.9)	23.1
	Construction costs	(4,278.3)	(3,630.1)	(648.2)	17.9	(1,118.7)	(1,095.0)	(23.7)	2.2
	Equity result	22.1	14.1	8.0	56.7	5.9	4.5	1.4	31.1
	Other operating revenue (expenses), net	(21.8)	107.7	(129.5)	(120.2)	(34.3)	(5.6)	(28.7)	512.5
(=)	Earnings before financial result, income tax and social contribution	4,097.6	4,492.4	(394.8)	(8.8)	866.3	1,310.6	(444.3)	(33.9)
	Financial result	(927.4)	(3,166.4)	2,239.0	(70.7)	(301.2)	(180.0)	(121.2)	67.3
(=)	Earnings before income tax and social contribution	3,170.2	1,326.0	1,844.2	139.1	565.1	1,130.6	(565.5)	(50.0)
	Income tax and social contribution	(864.3)	(352.7)	(511.6)	145.1	2.4	(299.1)	301.5	(100.8)
(=)	Net income	2,305.9	973.3	1,332.6	136.9	567.5	831.5	(264.0)	(31.7)
	Earnings per share (R$)*	3.37	1.42			0.83	1.22

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
		2021	2020	Var. (R$)%		4Q21	4Q20	Var. (R$)%
	Net income	2,305.9	973.3	1,332.6	136.9	567.5	831.5	(264.0)	(31.7)
	Income tax and social contribution	864.3	352.7	511.6	145.1	(2.4)	299.1	(301.5)	(100.8)
	Financial result	927.4	3,166.4	(2,239.0)	(70.7)	301.2	180.0	121.2	67.3
	Other operating revenues (expenses), net	21.8	(107.7)	129.5	(120.2)	34.3	5.6	28.7	512.5
(=)	Adjusted EBIT*	4,119.4	4,384.7	(265.3)	(6.1)	900.6	1,316.2	(415.6)	(31.6)
	Depreciation and amortization	2,253.3	2,037.1	216.2	10.6	593.3	526.8	66.5	12.6
(=)	Adjusted EBITDA**	6,372.7	6,421.8	(49.1)	(0.8)	1,493.9	1,843.0	(349.1)	(18.9)
	(%) Adjusted EBITDA margin	32.7	36.1			29.5	37.7

* Adjusted EBIT corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

3

Earnings Results 2021

The net operating revenue, which considers construction revenue, totaled R$ 19,491.0 million in 2021, up by 9.5% over 2020.

Costs and expenses, which consider construction costs, totaled R$ 15,393.7 million, up by 14.6% over 2020.

Adjusted EBIT, of R$ 4,119.4 million, fell by 6.1% from the R$ 4,384.7 million recorded in 2020. Adjusted EBITDA, of R$ 6,372.7 million, fell by 0.8% from the R$ 6,421.8 million recorded in 2020.

Adjusted EBITDA margin reached 32.7% in 2021, compared to the 36.1% recorded in 2020.

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 41.5% in 2021, compared to the 45.0% recorded in 2020.

The Company recorded a net income of R$ 2,305.9 million in 2021, compared to R$ 973.3 million reported in 2020.

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 16,304.2 million in 2021, an increase of R$ 1,146.4 million (+7.6%) over the R$ 15,157.8 million recorded in 2020.

Among others, the main factors that led to this increase were:

•	Tariff adjustment of 3.4% since August 2020; and
•	Average tariff adjustment of 7.0% since May 2021.

3.	Construction revenue

Construction revenue increased by R$ 660.1 million (+17.8%) in 2021, due to higher investments made.

4.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-on-quarter and year-on-year basis, per customer category and region. The Mauá volumes and the exemption of the Residential Social and Residential Favela categories are presented individually.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2021	2020	%	2021	2020	%	2021	2020	%
Residential	1,864.8	1,802.2	3.5	1,629.9	1,565.9	4.1	3,494.7	3,368.1	3.8
Commercial	168.5	163.5	3.1	159.0	155.9	2.0	327.5	319.4	2.5
Industrial	33.6	31.4	7.0	35.8	35.9	(0.3)	69.4	67.3	3.1
Public	35.7	36.7	(2.7)	31.4	32.4	(3.1)	67.1	69.1	(2.9)
Total retail	2,102.6	2,033.8	3.4	1,856.1	1,790.1	3.7	3,958.7	3,823.9	3.5
Wholesale(3)	49.7	50.1	(0.8)	15.8	14.5	9.0	65.5	64.6	1.4
Subtotal	2,152.3	2,083.9	3.3	1,871.9	1,804.6	3.7	4,024.2	3,888.5	3.5
Mauá(4)	21.5	29.5	(27.1)	-	-	-	21.5	29.5	(27.1)
Residential Social/Favela(5)	-	45.8	(100.0)	-	35.3	(100.0)	-	81.1	(100.0)
Total	2,173.8	2,159.2	0.7	1,871.9	1,839.9	1.7	4,045.7	3,999.1	1.2

4

Earnings Results 2021

	Water			Sewage			Water + Sewage
Category	4Q21	4Q20%		4Q21	4Q20%		4Q21	4Q20%
Residential	470.6	455.0	3.4	411.7	395.6	4.1	882.3	850.6	3.7
Commercial	45.3	41.8	8.4	41.9	39.7	5.5	87.2	81.5	7.0
Industrial	8.6	8.3	3.6	8.5	8.6	(1.2)	17.1	16.9	1.2
Public	8.8	8.8	-	7.6	7.6	-	16.4	16.4	-
Total retail	533.3	513.9	3.8	469.7	451.5	4.0	1,003.0	965.4	3.9
Wholesale(3)	12.0	12.9	(7.0)	4.3	3.5	22.9	16.3	16.4	(0.6)
Subtotal	545.3	526.8	3.5	474.0	455.0	4.2	1,019.3	981.8	3.8
Mauá(4)	5.3	3.4	55.9	-	-	-	5.3	3.4	55.9
Residential Social/Favela(5)	-	18.4	(100.0)	-	14.2	(100.0)	-	32.6	(100.0)
Total	550.6	548.6	0.4	474.0	469.2	1.0	1,024.6	1,017.8	0.7

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2021	2020	%	2021	2020	%	2021	2020	%
Metropolitan	1,419.4	1,351.3	5.0	1,255.7	1,192.6	5.3	2,675.1	2,543.9	5.2
Regional(2)	683.2	682.5	0.1	600.4	597.5	0.5	1,283.6	1,280.0	0.3
Total retail	2,102.6	2,033.8	3.4	1,856.1	1,790.1	3.7	3,958.7	3,823.9	3.5
Wholesale(3)	49.7	50.1	(0.8)	15.8	14.5	9.0	65.5	64.6	1.4
Subtotal	2,152.3	2,083.9	3.3	1,871.9	1,804.6	3.7	4,024.2	3,888.5	3.5
Mauá(4)	21.5	29.5	(27.1)	-	-	-	21.5	29.5	(27.1)
Residential Social/Favela(5)	-	45.8	(100.0)	-	35.3	(100.0)	-	81.1	(100.0)
Total	2,173.8	2,159.2	0.7	1,871.9	1,839.9	1.7	4,045.7	3,999.1	1.2

	Water			Sewage			Water + Sewage
Region	4Q21	4Q20%		4Q21	4Q20%		4Q21	4Q20%
Metropolitan	359.0	339.4	5.8	316.3	299.3	5.7	675.3	638.7	5.7
Regional(2)	174.3	174.5	(0.1)	153.4	152.2	0.8	327.7	326.7	0.3
Total retail	533.3	513.9	3.8	469.7	451.5	4.0	1,003.0	965.4	3.9
Wholesale(3)	12.0	12.9	(7.0)	4.3	3.5	22.9	16.3	16.4	(0.6)
Subtotal	545.3	526.8	3.5	474.0	455.0	4.2	1,019.3	981.8	3.8
Mauá(4)	5.3	3.4	55.9	-	-	-	5.3	3.4	55.9
Residential Social/Favela(5)	-	18.4	(100.0)	-	14.2	(100.0)	-	32.6	(100.0)
Total	550.6	548.6	0.4	474.0	469.2	1.0	1,024.6	1,017.8	0.7

1.	Not reviewed by external auditors
2.	Including coastal and interior regions
3.	Wholesale includes volumes of reuse water and non-domestic sewage
4.	Billed volume in the wholesale segment in 2020 and in the retail segment in 2021
5.	Volume exempt of payment in 2020

5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 1,966.8 million in 2021 (+14.6%). Excluding construction costs, the increase was R$ 1,318.6 million (+13.5%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue was 79.0% in 2021, compared to the 75.4% recorded in 2020.

5

Earnings Results 2021

							R$ million
	2021	2020	Var. (R$)%		4Q21	4Q20	Var. (R$)%
Salaries and payroll charges and Pension plan obligations	2,656.0	2,647.0	9.0	0.3	675.0	641.5	33.5	5.2
General supplies	333.3	263.8	69.5	26.3	107.7	77.1	30.6	39.7
Treatment materials	364.5	338.8	25.7	7.6	101.2	84.9	16.3	19.2
Services	2,111.8	1,772.4	339.4	19.1	605.7	448.7	157.0	35.0
Electricity	1,465.9	1,217.4	248.5	20.4	391.3	301.4	89.9	29.8
General expenses	1,211.0	998.1	212.9	21.3	298.9	276.8	22.1	8.0
Tax expenses	75.9	77.4	(1.5)	(1.9)	17.3	25.3	(8.0)	(31.6)
Subtotal	8,218.4	7,314.9	903.5	12.4	2,197.1	1,855.7	341.4	18.4
Depreciation and amortization	2,253.3	2,037.1	216.2	10.6	593.3	526.8	66.5	12.6
Allowance for doubtful accounts	643.7	444.8	198.9	44.7	260.0	95.0	165.0	173.7
Subtotal	2,897.0	2,481.9	415.1	16.7	853.3	621.8	231.5	37.2
Costs, administrative and selling expenses	11,115.4	9,796.8	1,318.6	13.5	3,050.4	2,477.5	572.9	23.1
Construction costs	4,278.3	3,630.1	648.2	17.9	1,118.7	1,095.0	23.7	2.2
Costs, adm & selling expenses and construction costs	15,393.7	13,426.9	1,966.8	14.6	4,169.1	3,572.5	596.6	16.7
% of net revenue	79.0	75.4			82.3	73.1

Salaries and payroll charges and Pension plan obligations

The R$ 9.0 million increase (+0.3%) recorded in 2021 was due to:

•	R$ 40.8 million, of which: (i) R$ 21.1 million in overtime expenses; and (ii) R$ 19.7 million in healthcare expenses, both resulting from higher social distancing in 2020 because of COVID-19; and
•	R$ 18.3 million mainly due to the application of 1% referring to the Career and Salary Plan in February 2021, and the 7.8% salary adjustment in May 2021, partially offset by the 5.4% decline in the average of number of employees dismissed from the Knowledge Retention Program in 2020.

The increases above were partially offset by the R$ 45.4 million decrease in pension plans expenses, due to changes in the actuarial assumptions, mainly the reduction of the base of participants of the defined benefit plan G0, referring to Law 4,819/58.

General supplies

The R$ 69.5 million increase (+26.3%) mainly resulted from: (i) R$ 32.6 million with the maintenance of water and sewage connections and networks; (ii) R$ 14.6 million with water and sewage system maintenance; and (iii) R$ 12.4 million with fuels and lubricants.

Treatment supplies

Increase of R$ 25.7 million (+7.6%), mainly due to the higher use of algaecides, coagulants, and disinfectants in several Water Treatment Plants to maintain the quality of raw water, as well as to the increase in the prices of some chemicals.

Services

Service expenses totaled R$ 2,111.8 million in 2021, an increase of R$ 339.4 million (+19.1%) over the R$ 1,772.4 million recorded in 2020. The main increases were:

•	R$ 112.7 million with the maintenance of water and sewage connections and networks;
•	R$ 56.3 million with technical services, especially computer technical support;

6

Earnings Results 2021

•	R$ 48.9 million with water meter reading, due to the reduction in 2020;
•	R$ 39.8 million with paving and replacing of sidewalks;
•	R$ 33.8 million with customer service channels;
•	R$ 12.6 million with publicity; and
•	R$ 11.0 million with maintenance of properties and facilities.

Electricity

Electricity expenses totaled R$ 1,465.9 million in 2021, an increase of R$ 248.5 million (+20.4%) over the R$ 1,217.4 million recorded in 2020. The Free Market Tariffs (ACL) accounted for 51.2% of total expenses in 2021 (47.5% in 2020), while the Regulated Market Tariffs (ACR) accounted for 48.8% (52.5% in 2020).

The main factors that contributed to this variation were:

•	Average increase of 2.3% in ACL prices (includes Grid Market Tariffs - TUSD), with a 15.7% rise in consumption; and
•	Average increase of 18.9% in ACR tariffs, with a 7.9% decrease in consumption.

General expenses

General expenses totaled R$ 1,211.0 million in 2021, an increase of R$ 212.9 million (+21.3%) over the R$ 998.1 million recorded in 2020, mainly due to:

•	Higher expenses with lawsuits in 2021, of R$ 87.2 million;
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 78.3 million, resulting from an increase revenue and the number of municipalities with expected transfers. Expenses with municipal transfers totaled R$ 615.9 million in 2021, compared to the R$ 537.6 million reported in 2020; and
•	Increase of R$ 13.6 million in expenses with the use of water.

Depreciation and amortization

The R$ 216.2 million increase (+10.6%) was due to the beginning of operations of intangible assets, totaling R$ 4.2 billion.

Allowance for doubtful accounts

Increase of R$ 198.9 million (+44.7%), due to the higher delinquency recorded in 2021.

6.	Other operating income (expenses), net

Other net operating income and expenses fell by R$ 129.5 million, due to the following non-recurring effects recorded in 2020: (i) reversal of estimated losses with indemnification of assets in the municipality of Mauá, of R$ 85.9 million; and (ii) revenue of R$ 20.6 million, due to the execution of an agreement with CASAL.

7

Earnings Results 2021

7.	Financial result
			R$ million
	2021	2020	Var. (R$)%
Financial expenses, net of income	(692.5)	(807.1)	114.6	(14.2)
Net monetary and exchange variation	(234.9)	(2,359.3)	2,124.4	(90.0)
Financial result	(927.4)	(3,166.4)	2,239.0	(70.7)

Financial expenses, net of income

				R$ million
	2021	2020	Var. (R$)%
Financial expenses
Interest and charges on domestic loans and financing	(517.2)	(348.0)	(169.2)	48.6
Interest and charges on international loans and financing	(46.8)	(136.3)	89.5	(65.7)
Other financial expenses	(402.0)	(538.5)	136.5	(25.3)
Total financial expenses	(966.0)	(1,022.8)	56.8	(5.6)
Financial income	273.5	215.7	57.8	26.8
Financial expenses net of income	(692.5)	(807.1)	114.6	(14.2)

The main impacts in financial expenses, net of income result from:

•	Increase of R$ 169.2 million in interest and charges on domestic borrowings and financing, mainly due to: (i) recognition of interest totaling R$ 61.7 million in 2021, due to funds raised with BID Invest in November 2020; (ii) higher interest on debentures, of R$ 57.0 million, mainly from the proceeds of the 25th, 27th, and 28th issues; and (iii) rise in the average DI rate (from 2.77% in 2020 to 5.06% in 2021), which impacted interest on several domestic borrowings;
•	Decrease of R$ 89.5 million in interest and charges on international borrowings and financing, mainly due to the amortization of Eurobond on September 30, 2020, leading to a decrease of R$ 75.8 million;
•	Decrease of R$ 136.5 million in other financial expenses, mostly due to lower recognition of interest on lawsuits, of R$ 108.0 million; and
•	Increase of R$ 57.8 million in financial income, mainly on financial investments in 2021, as a result of the higher value adopted and the average DI rate.

Monetary and exchange variation, net

				R$ million
	2021	2020	Var. (R$)%
Monetary exchange rate variation on liabilities
Monetary variation on loans and financing	(225.8)	(86.9)	(138.9)	159.8
Currency exchange variation on loans and financing	48.5	(2,180.3)	2,228.8	(102.2)
Other monetary variations	(256.5)	(215.0)	(41.5)	19.3
Total Monetary and exchange rate variation on liabilities	(433.8)	(2,482.2)	2,048.4	(82.5)
Monetary and exchange rate variation on assets	198.9	122.9	76.0	61.8
Monetary/exchange rate variation, net	(234.9)	(2,359.3)	2,124.4	(90.0)

The effect of net monetary and exchange variations totaled R$ 2,124.4 million in 2021, lower than the amounts reported in 2020, especially due to:

8

Earnings Results 2021

•	R$ 138.9 million increase in monetary variations on borrowings and financing, due to the rise in the Amplified Consumer Price Index (IPCA), from 4.52% in 2020 to 10.06% in 2021;
•	Decrease of R$ 2,228.8 million in exchange variations on borrowings and financing, due to: (i) lower appreciation of the U.S. dollar and depreciation of the Japanese Yen against the Brazilian real in 2021 (7.4% and -3.9%, respectively), compared to the appreciations recorded in 2020 (28.9% and 35.8%, respectively); (ii) debt exchange with IDB in May 2020, from US$ 494.6 million to R$ 2,810.9 million; and (iii) amortization of Eurobond in September 2020, of R$ 1,910.1 million (US$ 350.0 million);
•	R$ 41.5 million increase in other monetary variations, due to: (i) higher monetary variation on asset leases, of R$ 20.0 million, due to a rise in average Consumer Price Index (IPC); and (ii) higher monetary variation on lawsuits, of R$ 11.2 million; and
•	R$ 76.0 million increase in monetary and exchange variation gains, mainly due to higher adjustments on agreements and overdue bills, caused by the rise in the IPCA.

8.	Income tax and social contribution

The R$ 511.6 million increase in 2021 was mainly due to:

•	Higher net operating revenue, of R$ 1,693.5 million;
•	Decrease in exchange variation expenses of R$ 2.228.8 million; and
•	Higher costs and expenses, of R$ 1,966.8 million.

9. Indicators

a)	Operating
Operating indicators*	2021	2020	%
Water connections(1)	9,840	10,088	(2.5)
Sewage connections(1)	8,418	8,518	(1.2)
Population served - water(2)	27.8	27.5	1.1
Population served - sewage(2)	24.6	24.3	1.2
Number of employees	12,515	12,806	(2.3)
Water volume produced(3)	2,864	2,907	(1.5)
IPM - Micromeasured Water Loss (%)(4)	27.9	27.0	3.3
IPDt (liters/connection x day)(4)	252.0	263	(4.2)

1.	Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá
2.	In million inhabitants, at the end of the periodo. Excludes wholesale
3.	In millions of m³. Excludes Aguaí, Tapiratiba e Tejupá
4.	Excludes Santo André, Mauá, Aguaí, Tapiratiba e Tejupá

* Not reviewed by external auditors

b)	Economic
Economic Variables at the close of the year*	2021	2020
Amplified Consumer Price Index (IPCA)(1)	10.06	4.52
National Consumer Price Index (INPC)(1)	10.16	5.45
Consumer Price Index (IPC)(1)	9.74	5.64
Interbank Deposit Certificate (CDI)(2)	5.06	2.77
US Dolar(3)	5.5805	5.1967
Yen(3)	0.04847	0.05043

1.	Accrued in the year (%)
2.	Average annual rate
3.	Ptax sale rate on the last day

* Not reviewed by external auditors

9

Earnings Results 2021

10. Loans and financing

30th issuance of Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion referring to the realization of the 30th debentures issued in two series, under CVM Instruction 476. The proceeds of this issuance will be used to refinance financial commitments due in 2022 and to recompose and reinforce the Company’s cash position.

The first Series totals R$ 500 million, matures in March 2027, and yields CDI + 1.30% p.a.. The second Series totals R$ 500 million, matures in March 2029, and yields CDI + 1.58% p.a..

								R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local Currency
Debentures	596,418	694,806	1,062,558	1,194,424	1,074,178	1,153,648	1,556,497	7,332,529	41
Caixa Econômica Federal	98,784	94,055	93,315	99,152	105,355	111,936	876,357	1,478,954	8
BNDES	209,832	203,103	196,438	176,274	166,466	154,029	282,181	1,388,323	8
IDB 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,437,658	2,525,752	14
IDB INVEST	34,800	37,340	39,550	44,300	106,390	108,728	554,092	925,200	5
Lease (Concession Agreements, Program Contracts and Contract Asset)(1)	36,640	39,132	40,228	44,322	30,846	30,481	175,662	397,311	2
Leasing (others)(2)	69,306	40,094	9,640	5,656	1,273	0	0	125,969	1
Others	4,790	4,719	2,393	2,162	0	0	0	14,064	1
Interest and other charges	239,581	0	0	0	0	0	0	239,581	1
Total in Local Currency	1,471,500	1,294,598	1,625,471	1,747,639	1,665,857	1,740,171	4,882,447	14,427,683	81
Foreign Currency
IDB	57,357	57,357	57,357	61,811	8,908	8,908	132,922	384,620	2
IBRD	33,927	33,928	33,928	33,928	33,928	33,928	216,688	420,255	2
JICA	206,815	206,815	206,815	206,815	206,815	206,815	1,147,034	2,387,924	13
IDB 1983AB	42,927	42,336	0	0	0	0	0	85,263	1
Interest and other charges	18,091	0	0	0	0	0	0	18,091	1
Total in Foreign Currency	359,117	340,436	298,100	302,554	249,651	249,651	1,496,644	3,296,153	19
Total	1,830,617	1,635,034	1,923,571	2,050,193	1,915,508	1,989,822	6,379,091	17,723,836	100

1.	Refers to work contracts signed as assets lease
2.	Obligations related to leasing agreements, mainly vehicle leases

Covenants

The table below shows the most restrictive clauses in 2021:

Covenants
Adjusted EBITDA / Adjusted Financial Expense	Equal to or higher than 2.80
EBITDA / Financial Expense Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00

1.	Other Onerous Debt correspond to the sum of social security liabilities, heathcare plan installment payment of tax debts and installment payment of debts with the electricity supplier

10

Earnings Results 2021

As of December 31, 2021, the Company had met the requirements of its borrowings and financing agreements.

11. CAPEX

Investments totaled R$ 4,983.0 million in 2021, and were presented as additions in Contract Asset, and Intangible Assets and Property, Plant and Equipment in the Notes to the Financial Statements, in the amounts of R$ 4,759.8 million, R$ 173.0 million and R$ 50.2 million, respectively. Cash disbursed in 2021 referring to the Company’s investments, including from previous periods, totaled R$ 3,747.0 million.

The tables below show investments broken down by water, sewage, and region:

		R$ million
Investment – January to Dezember/21	Water	Sewage	Total
Metropolitan Region	1,398.3	2,385.8	3,784.1
Regional Systems	551.8	647.1	1,198.9
Total	1,950.1	3,032.9	4,983.0

11

Earnings Results 2021

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone:(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone:(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Juliana P. S. Jardim

IR Analyst

Phone:(55 11) 3388-9267

E-mail: jpsjardim@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

12

Earnings Results 2021

Income Statement

Brazilian Corporate Law		R$ '000
	2021	2020
Net Operating Income	19,491,061	17,797,541
Operating Costs	(12,800,042)	(11,179,667)
Gross Profit	6,691,019	6,617,874
Operating Expenses
Selling	(825,879)	(751,286)
Estimated losses with doubtful accounts	(643,730)	(444,826)
Administrative expenses	(1,124,069)	(1,051,181)
Other operating revenue (expenses), net	(21,841)	107,656
Operating Income Before Shareholdings	4,075,500	4,478,237
Equity Result	22,079	14,136
Earnings Before Financial Results, net	4,097,579	4,492,373
Financial, net	(975,887)	(988,028)
Exchange gain (loss), net	48,464	(2,178,343)
Earnings before Income Tax and Social Contribution	3,170,156	1,326,002
Income Tax and Social Contribution
Current	(961,556)	(460,721)
Deferred	97,269	108,037
Net Income for the period	2,305,869	973,318
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	3.37	1.42
Depreciation and Amortization	(2,253,322)	(2,037,112)
Adjusted EBITDA	6,372,742	6,421,829
% over net revenue	32.7%	36.1%

13

Earnings Results 2021

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2021	12/31/2020
Current assets
Cash and cash equivalents	717,929	396,401
Financial investments	2,433,385	3,411,146
Trade receivables	2,695,077	2,204,029
Related parties and transactions	173,657	168,054
Inventories	113,506	104,848
Restricted cash	28,467	35,742
Currrent recoverable taxes	276,104	22,672
Other assets	64,873	97,946
Total current assets	6,502,998	6,440,838

Noncurrent assets
Trade receivables	223,234	246,957
Related parties and transactions	644,895	638,591
Escrow deposits	141,667	164,942
National Water and Sanitation Agency – ANA	20,666	26,463
Other assets	161,369	148,164

Equity investments	79,437	63,417
Investment properties	46,126	46,274
Contract assets	8,550,102	7,969,164
Intangible assets	36,503,834	34,405,575
Property, plant and equipment	291,157	268,251
Total noncurrent assets	46,662,487	43,977,798

Total assets	53,165,485	50,418,636

LIABILITIES AND EQUITY	12/31/2021	12/31/2020
Current liabilities
Trade payables	236,763	263,741
Borrowings and financing	1,830,617	3,034,449
Accrued payroll and related charges	426,616	410,943
Taxes and contributions	257,130	266,819
Dividends and interest on capital payable	548,006	231,611
Provisions	809,821	760,209
Services payable	469,027	453,750
Public-Private Partnership – PPP	142,757	130,207
Program Contract Commitments	77,652	162,541
Other liabilities	294,538	185,860
Total current liabilities	5,092,927	5,900,130

Noncurrent liabilities
Borrowings and financing	15,893,219	14,224,175
Deferred income tax and social contribution	283,739	320,716

14

Earnings Results 2021

Deferred Cofins and Pasep	159,456	149,444
Provisions	638,672	492,093
Pension obligations	2,321,662	2,868,594
Public-Private Partnership – PPP	2,917,428	3,045,066
Program Contract Commitments	44,995	68,939
Other liabilities	881,528	555,775
Total noncurrent liabilities	23,140,699	21,724,802

Total liabilities	28,233,626	27,624,932

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	9,885,485	8,194,706
Other comprehensive income	46,374	(401,002)
Total equity	24,931,859	22,793,704

Total equity and liabilities	53,165,485	50,418,636

15

Earnings Results 2021

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Dec 2021	Jan-Dec 2020
Cash flow from operating activities
Profit before income tax and social contribution	3,170,156	1,326,002
Adjustment for Net income reconciliation:
Depreciation and amortization	2,253,322	2,037,112
Residual value of property, plant and equipment and intangible assets written-off	27,754	16,590
Allowance for doubtful accounts	643,730	444,826
Mauá agreement	-	(280,774)
Provision and inflation adjustment	380,624	444,090
Interest calculated on loans and financing payable	647,980	559,931
Inflation adjustment and foreign exchange gains (losses) on loans and financing	177,269	2,267,179
Interest and inflation adjustment losses	37,202	20,931
Interest and inflation adjustment gains	(171,173)	(46,946)
Financial charges from customers	(349,491)	(344,513)
Margin on intangible assets arising from concession	(98,402)	(86,477)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	3,195	1,684
Equity result	(22,079)	(14,136)
Interest and inflation adjustment (Public-Private Partnership)	464,398	424,639
Provision from São Paulo agreement	131,878	142,232
Pension obligations	176,673	136,585
Other adjustments	15,152	5,283
	7,488,188	7,054,238
Changes in assets
Trade accounts receivable	(742,260)	(213,084)
Accounts receivable from related parties	20,665	83,419
Inventories	(8,658)	(34,394)
Recoverable taxes	(253,432)	(342,127)
Escrow deposits	43,865	35,630
Other assets	31,386	(36,264)
Changes in liabilities
Trade payables and contractors	(245,501)	(248,404)
Services payable	(116,601)	(162,560)
Accrued payroll and related charges	12,478	(185,020)
Taxes and contributions payable	196,255	384,676
Deferred Cofins/Pasep	10,012	5,751
Provisions	(184,433)	(227,596)
Pension obligations	(215,937)	(123,014)
Other liabilities	(68,260)	(13,306)
Cash generated from operations	5,967,767	5,977,945

Interest paid	(845,445)	(626,625)
Income tax and contribution paid	(1,208,569)	(373,112)

Net cash generated from operating activities	3,913,753	4,978,208

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(3,696,669)	(3,299,657)
Restricted cash	7,275	(9,724)
Financial investments	1,076,468	(3,411,146)

16

Earnings Results 2021

Increase/(write-off) of investments	-	(5,734)
Purchases of tangible assets	(50,281)	(42,407)
Net cash used in investing activities	(2,663,207)	(6,768,668)

Cash flow from financing activities
Loans and financing
Proceeds from loans	2,922,811	4,777,474
Repayments of loans	(2,896,604)	(3,244,099)
Payment of interest on shareholders'equity	(254,218)	(890,095)
Public-Private Partnership – PPP	(579,486)	(543,346)
Program Contract Commitments	(121,521)	(166,283)
Net cash used in financing activities	(929,018)	(66,349)

Increase/(decrease) in cash and cash equivalents	321,528	(1,856,809)

Represented by:
Cash and cash equivalents at beginning of the year	396,401	2,253,210
Cash and cash equivalents at end of the year	717,929	396,401
Increase/(decrease) in cash and cash equivalents	321,528	(1,856,809)

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 24, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.